BROADCOM LIMITED

1320 Ridder Park Drive

San Jose, California 95131

March 1, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention:	Ms. Amanda Ravitz, Assistant Director
Mr. Geoff Kruczek, Special Counsel
Mr. Daniel Morris, Special Counsel

Re:	Broadcom Limited
Registration Statement on Form S-4, SEC File No. 333-222898

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Broadcom Limited, a Delaware corporation (the “Issuer”), respectfully requests that the effective date of the Registration Statement on Form S-4 referenced above be accelerated so that it will become effective at 4:00 P.M., Eastern Time, on March 2, 2018, or as soon as practicable thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The Issuer hereby authorize Anthony J. Richmond of Latham & Watkins LLP to orally modify or withdraw this request for acceleration. If you have any questions regarding the foregoing, please contact Mr. Richmond at (650) 463-2643 or by e-mail (tony.richmond@lw.com). Thank you in advance for your assistance.

(Signature Page Follows)

Very truly yours, Broadcom Limited

By:	/s/ Thomas H. Krause, Jr.
Name:	Thomas H. Krause, Jr.
Title:	Chief Financial Officer

cc:	Anthony J. Richmond, Esq., Latham & Watkins LLP